Exhibit 99.1

90366 Fresenius Medical Register VIF Proof 2 Ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA to be held May 17, 2018 For Holders as of April 9, 2018 Ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA May 17, 2018 See Instructions On Reverse Side. Date: Please make your marks like this: Use pen only Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2017 For Against Abstain MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 1. 2. Resolution on the allocation of distributable profit 3. Resolution on the approval of the actions of the General Partner for fiscal year 2017 4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2017 All votes must be received prior to 5:00 p.m. New York City Time May 4, 2018. 5. Election of the auditor and consolidated group auditor for fiscal year 2018 6. Modernization and revision of various provisions of the Articles of Association PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2018 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 90366 Fresenius Medical Register VIF.indd 1 4/4/2018 10:27:04 AM Please separate carefully at the perforation and return just this portion in the envelope provided.

90366 Fresenius Medical Register VIF Proof 2 FRESENIUS MEDICAL CARE AG & Co. KGaA Instructions to The Bank of New York Mellon, as Depositary Bank (Must be received prior to 5:00 p.m. New York City time on May 4, 2018) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on April 9, 2018, at the Ordinary General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 17, 2018, in respect of the agenda items specified in the accompanying invitation. The Depositary Bank shall not vote or attempt to exercise the voting right attached to the shares or other deposited securities other than in accordance with the specific voting instruction from an owner prior to the instruction date or as provided herein. As provided in the Receipts, if no specific voting instruction is received from an owner prior to the instruction date, that owner shall be deemed to have instructed the Depositary Bank to give a proxy to the custodian, which will act as the proxy bank in accordance with sections 128 and 135 of the German Stock Corporation Act, to vote in accordance with the recommendation of the proxy bank with regard to voting of the shares pursuant to section 135 of the German Stock Corporation Act as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares. 90366 Fresenius Medical Register VIF.indd 2 4/4/2018 10:27:04 AM PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. Box 8016 CARY, NC 27512-9903